Exhibit (e)(3)(1)
CRYOLIFE, INC.
MUTUAL CONFIDENTIAL DISCLOSURE AGREEMENT
Effective Date: October 6, 2009
In order to protect certain information disclosed hereunder (the “Disclosed Information”) which may be disclosed by CryoLife, Inc., a Florida corporation, (“CryoLife”) and “Participant” (identified below), CryoLife and the “Participant” agree that:
1. PARTIES DISCLOSING INFORMATION. The disclosers of Disclosed Information are CryoLife and Participant. The “Participant” is: Cardiogenesis Corporation, a California corporation.
2. PRINCIPAL CONTACTS IDENTIFIED.
     (a) CryoLife’s Principal Contacts. CryoLife’s principal contacts for receiving or disclosing Disclosed Information are: D. Ashley Lee and Gerald B. Seery.
     (b) Participant’s Principal Contact. Participant’s principal contact for receiving or disclosing Disclosed Information is: Paul J. McCormick.
3. DISCLOSED INFORMATION DESCRIBED.
     (a) CryoLife Disclosed Information. The Disclosed Information from CryoLife that may be disclosed under this Agreement is described as: information concerning CryoLife’s general business strategies and other CryoLife information.
     (b) Participant Disclosed Information. The Disclosed Information from Participant that may be disclosed under this Agreement is described as: information concerning Participant’s general business strategies and other Participant information.
4. PURPOSE OF DISCLOSURE OF INFORMATION.
     (a) CryoLife Purpose. For purposes of this Agreement, when receiving Disclosed Information, CryoLife is a “Recipient.” CryoLife desires to obtain access to the Disclosed Information from Participant in order to do the following (the “CryoLife Purpose”): to evaluate a potential business transaction with Cardiogenesis Corporation.
     (b) Participant Purpose. For purposes of this Agreement, when receiving Disclosed Information, Participant is a “Recipient.” Participant desires to obtain access to the Disclosed Information from CryoLife for the following purpose (the “Participant Purpose”): to evaluate a potential business transaction with CryoLife.
5. RESTRICTIONS ON DISCLOSED INFORMATION.
     (a) Disclosed Information. Each Recipient agrees to utilize the Disclosed Information only for such Recipient’s purpose, as applicable (as set forth in Section 4(a) or 4(b) above as applicable, the “Recipient’s Purpose”). Each Discloser shall be obligated to disclose only such portions of its Disclosed Information, if any, as it desires to disclose and may cease disclosures at any time.
     (b) Documentation. Each Recipient agrees that all drawings, records, recordings, notes, tapes, disks, documents, and all copies thereof relating to the other party’s Disclosed Information, which are disclosed to it by such other party, shall be and remain the sole and exclusive property of such other party. Each Recipient agrees not to duplicate, reproduce, copy, summarize or abstract the other party’s Disclosed

Information except as is required to permit Recipient to evaluate such Disclosed Information for such Recipient’s Purpose.
     (c) Disclosure and Security. Each Recipient will limit the disclosure of the other party’s Disclosed Information to those of its employees whose participation is necessary to achieve such Recipient’s Purpose, and then only under circumstances which guarantee that such Disclosed Information will be used only for such Recipient’s Purpose and will not be disclosed without the prior written consent of an officer of such other party.
     (d) Return of Disclosed Information. Upon written request of the other party made at any time or upon expiration of the term of this Agreement, whichever first occurs, a Recipient shall deliver promptly to such other party, without retaining any copies or excerpts thereof, all written, recorded, taped or otherwise tangible notes, records, tapes, or disks containing any of such other party’s Disclosed Information which is in the possession, custody or control of Recipient. Notwithstanding the foregoing, a Recipient (i) shall not be obligated to return portions of reviews, analyses, compilations, notes or other documents prepared by Recipient which do not contain such other party’s Disclosed Information and may delete such non-Disclosed Information from materials returned to such other party and (ii) may retain exclusively for archival purposes one copy of any reviews, analyses, compilations, notes or other documents prepared by Recipient which include such other party’s Disclosed Information provided Recipient causes the archival copy (a) to be held exclusively by the Company’s legal department or by outside legal counsel acceptable to such other party and (b) to be returned to such other party or destroyed, without the retention of any copies thereof, prior to the expiration of the confidentiality terms set forth in this Section 5.
     (e) Disclosure to Other Non-employee Agents. Prior to a Recipient disclosing any of the other party’s Disclosed Information or the fact of its existence to any non-employee (“Other Agent”), Recipient shall notify such other party in writing of the identity and address of the Other Agent and receive such other party’s written consent to disclosure. In addition, prior to Recipient disclosing any Disclosed Information to any Other Agent, Recipient shall also (i) ensure that said Other Agent is and remains bound to the same obligations of confidentiality and non-use as apply to the Recipient hereunder in a manner which provides such other party with a direct right of action against the Other Agent to prevent unauthorized use or disclosure of such Disclosed Information and (ii) remain independently responsible and liable to such other party for protecting the confidentiality and preventing unauthorized disclosure and/or use of all Disclosed Information disclosed to such Other Agent. The notices required under this subsection (e) shall be sent to CryoLife’s General Counsel pursuant to the terms of Section 10(e).
     (f) Disclosure to Outside Legal Counsel. Each Recipient will limit the disclosure of the other party’s Disclosed Information to outside legal counsel to disclosures made only under conditions which assure the continued confidentiality and limited use of such Disclosed Information consistent with the terms of this Agreement, including the terms of Section 5(e).
6. TERM AND SURVIVAL OF RECIPIENT OBLIGATIONS. The term of this Agreement is one (1) year. The obligations imposed on a Recipient by this Agreement related to the other party’s Disclosed Information shall continue during the term hereof and for a period of five years thereafter or until such earlier time that the Disclosed Information is released by reason of the operation of the provisions of Section 8. Notwithstanding the foregoing, any Disclosed Information of the other party that is also a “trade secret” under any applicable law continues to be subject to the obligations imposed on a Recipient by this Agreement as long as it remains a “trade secret” under such law. Additionally, Disclosed Information that is subject to other protections under applicable law (including without limitation patent and copyright law) will continue to be subject to protection under such laws notwithstanding the expiration of such five-year period.

7. INTELLECTUAL PROPERTY. Recipient does not acquire any intellectual property or use rights under this Agreement except the limited right to evaluate the other party’s Disclosed Information for the Purpose in such Recipient’s Purpose in the manner set forth herein.
8. EXCLUSIONS. The provisions applicable to Disclosed Information shall not apply to materials or information to the extent that such materials or information: (i) are or become publicly known through no fault of the Recipient; (ii) were in Recipient’s possession prior to receipt from the other party; (iii) are furnished to Recipient by others with no restriction on disclosure, having been lawfully received; or (iv) are required to be disclosed by Recipient pursuant to applicable law, statute, regulation or court order. In the event that a Recipient becomes legally required pursuant to applicable law, statute, regulation or court order to disclose any of the Disclosed Information, such Recipient will give the other party prompt written notice of such requirement, and shall use its reasonable efforts to cooperate with such other party to obtain a protective order or other appropriate remedy to ensure that confidential treatment will be accorded such Disclosed Information. If, in the absence of a protective order, the Recipient determines, upon the advice of counsel, that it is required to disclose such information, it may disclose only Disclosed Information specifically required and only to the extent compelled to do so.
9. ACCURACY OF INFORMATION. The Disclosed Information is being disclosed on an “AS IS” basis; provided, that each party hereby agrees that it will not provide Disclosed Information that such party knows to be false or materially inaccurate or incomplete.
10. MISCELLANEOUS.
     (a) Assignment; Severability. This Agreement may not be assigned by Participant. If any provision of this Agreement is held invalid or otherwise unenforceable, the enforceability of the remaining provisions shall not be impaired thereby.
     (b) Governing Law. This Agreement shall be construed in accordance with the laws of the State of Georgia. Participant hereby agrees that any legal action or proceeding with respect to this Agreement may be initiated in the courts of the State of Georgia or the United States District Court for the Northern District of Georgia, and by execution and delivery of this Agreement, Participant hereby submits to and accepts, with regard to any such action or proceeding, for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.
     (c) Remedies; Attorneys’ Fees. Each Recipient acknowledges and agrees that the other party will suffer irreparable harm by any unauthorized use or disclosure of such other party’s Disclosed Information and that monetary damages will be insufficient to fully compensate such other party for its damages in such event. In the event of breach or threatened breach by Recipient, such other party shall be entitled to an injunction restraining Recipient from using or disclosing such other party’s Disclosed Information. This provision does not prohibit or limit such other party from pursuing any other legal or equitable remedy available to it, including damages, in the event of a breach or threatened breach by Recipient. If any action at law or in equity is necessary to enforce the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses, in addition to any other relief to which such prevailing party may be entitled.
     (d) Authority. Each party represents and warrants that it has the power and authority to enter into this Agreement and perform its obligation under this Agreement.
     (e) Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and by any one or more of the following means: (i) if mailed by prepaid certified mail, return receipt requested, such notice shall be deemed to have been received on the date of receipt, as shown on the receipt; (ii) if delivered by hand, such notice shall be deemed effective when delivered; or (iii) if delivered by national overnight courier, such notice shall be deemed to have been received on the next business day following delivery to such courier. All notices and other communications under this Agreement shall be given to the parties hereto addressed to the office of any officer signing this Agreement at the address set forth below its signature to this Agreement (except for those set forth in Section 5(e)). Either party may designate a different address by notice to the other given in accordance herewith.
     (f) Amendments; Headings. No modification of this Agreement shall be effective unless made in writing and signed by a duly authorized representative of the Participant and CryoLife. This Section, subsection and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement.
     (g) Prior Agreements. This Agreement contains the entire agreement between the parties hereto with respect to the matters contained herein; provided, however that this Agreement does not supersede prior confidentiality or nondisclosure agreements and understandings between the parties that would provide additional protection to CryoLife. No variations, modifications or changes herein or hereof shall be binding upon either party hereto unless set forth in a writing duly executed by such party. This Agreement shall not be construed more strictly against either party due to assertions that the one or the other was the author of this Agreement.
     (h) Other Rights. The rights of both parties under this Agreement to protect its Disclosed Information and other proprietary interests are in addition to, and not in lieu of, all other rights each party may have at law or in equity with respect to its Disclosed Information, including “trade secrets” protection under applicable law and other proprietary interests. The waiver by one party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach of the same or any other provision by such other party.
     (i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be binding as of the date set forth below, and all of which shall constitute one and the same instrument. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

CRYOLIFE, INC.	CARDIOGENESIS CORPORATION

1655 Roberts Blvd., N.W.	11 Musick
Kennesaw, GA 30144	Irvine, CA 92618

/s/ Gerald B. Seery Gerald B. Seery	/s/ Paul J. McCormick Paul J. McCormick
Senior Vice President, Sales and Marketing	Executive Chairman

/s/ D. Ashley Lee D. Ashley Lee
Exec. VP, COO & CFO